Exhibit 99.12

MULTI-PARTY AGREEMENT TO RESTRUCTURE AND IMPROVE TURKCELL OWNERSHIP

L1 has entered into a series of agreements, with a number of parties with direct and indirect ownership interests in Turkcell, to restructure ownership of the Company and put an end to many years of shareholder disagreements.

Turkey is an attractive and large telecom and digital market underpinned by growing and young population that is demanding ever more bandwidth and digital services especially in a post Covid world. Turkcell, as the Turkey’s leading telecom and digital operator, is well positioned to capitalise on this demand.

This transaction will provide greater stability, more transparency and a simpler ownership structure to enable Turkcell to fulfil its growth ambitions and be better able to create value for all investors.

As part of the multi-party agreements:

•	Turkey Wealth Fund has agreed to acquire 26.2% of shares in Turkcell and take control of the Board.

•	L1 has agreed to unwind its holding in Cukurova Telecom Holdings, and invest in Turkcell, by acquiring the economic interest in a 24.8% stake in Turkcell.

•	L1 will not have any special rights to representation on the Turkcell Board.

•	The Turkcell Holding joint venture will be effectively unwound. Telia and Cukurova will exit their respective holdings.

•
Existing Turkcell Holding shareholders have agreed to support the FY19 dividend distribution decision of 50% of Net Income (or 25%, in case the dividend restrictions introduced in connection with Covid still apply at the time of the vote). New shareholders intend to support Turkcell existing dividend policy going forward.

•
The transaction also includes a full and global settlement of all shareholder disputes and litigation between all parties, who have agreed to this restructuring, with direct and indirect ownership interests in Turkcell and Turkcell Holding.

Commenting on the restructuring Alexander Pertsovsky, Managing Partner L1 Technology said

“Turkcell is a great company in a young growing market. This is a once in a lifetime opportunity to restructure Turkcell ownership and the only solution capable of bringing all the parties together to end this long-term shareholder dispute and enable Turkcell to realise its full potential.”

Completion of the transactions in the multi-party agreements will be subject to obtaining the legal, regulatory and governmental approvals and other customary conditions as well as approval by Turkcell’s Annual General Meeting of certain changes to Turkcell’s articles of association and is expected to close in 2H 2020.

ENDS

Notes to editors

L1 owns Alfa Telecom Turkey, which owns 49% of Cukurova Telecom Holdings (and, therefore, an indirect 13.22% interest in Turkcell held through Cukurova Telecom Holdings and Turkcell Holding)

CTH indirectly holds 27% of Turkcell, Turkey’s leading mobile operator. Telia Finland Oy owns (indirectly through Turkcell Holding) 24% of Turkcell.

Parties to the agreements, with direct and indirect ownership interests in Turkcell, are Telia, TWF, Cukurova and L1.